UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10304 / February 8, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17831

In the Matter of the Registration Statements of **Oxford City Football Club, Inc.** **10 Fairway Drive, Ste. 302** **Deerfield Beach, FL 33441** **Respondent.**	**ORDER INSTITUTING** **ADMINISTRATIVE PROCEEDINGS** **PURSUANT TO SECTION 8(d) OF THE** **SECURITIES ACT OF 1933, MAKING** **FINDINGS, AND ISSUING STOP ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of registration statements of Oxford City Football Club, Inc. ("Oxford City" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, Respondent admits the Commission's jurisdiction over it and the subject matter of these proceedings, and the findings contained in paragraph III.E to III.G below, and consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Respondent is a Florida corporation headquartered in Deerfield Beach, Florida. The company is essentially defunct, as it is currently not operational, its CEO is in prison, and there are no other officers or employees of the company. Respondent purported to be in the business of owning and operating professional sports teams and an online university. Respondent filed three registration statements, as further described below.

B.   Respondent filed a Form S-1 registration statement (file no. 333-203249) on April 6, 2015 ("April 2015 S-1") seeking to register the resale of stock by a shareholder. That registration statement has not become effective.

C.   Respondent filed a Form S-1 registration statement (file no. 333-200113) on November 12, 2014, which was amended on December 23, 2014 and January 20, 2015 seeking to register the resale of stock by a shareholder. That registration statement became effective on February 9, 2015 ("February 2015 S-1"). The offering pursuant to that registration statement has not been completed or terminated.

D.   Respondent filed a Form S-8 registration statement (file no. 333-184338) on October 9, 2012 to register sales of stock under an Equity Incentive Plan ("S-8"). The S-8 incorporates by reference certain of the company's previously filed periodic and current reports, and all of its subsequently filed periodic and current reports until the offering is terminated. The offering has not been terminated.

E.   On December 10, 2015, the Commission filed a civil injunctive action against Respondent and its CEO, Thomas Anthony Guerriero ("SEC Case"), alleging violations of, among other provisions, Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and Rule 10b-5 thereunder. Also on December 10, 2015, the U.S. Attorney's Office for the Southern District of Florida criminally charged Guerriero in *United States v. Guerriero, et al.*, No. 15-CR-60317-BB (S.D. Fla.), with conspiracy, wire and mail fraud, obstruction of justice during the SEC investigation, and witness tampering ("Criminal Case"). Guerriero pled guilty to conspiracy to commit wire and mail fraud in violation of Title 18, United States Code, Section 1349, on February 29, 2016. On May 17, 2016, the U.S. District Court for the Southern District of Florida sentenced Guerriero to, and he is currently serving, a 151-month prison term.

F.   On June 1, 2016, Respondent signed a Consent in the SEC Case, agreeing to the entry of a Final Judgment against it. Respondent therein acknowledged that, in the Criminal Case, Guerriero pled guilty to conspiracy to commit wire and mail fraud based on the same underlying conduct alleged in the Commission's complaint. In connection with that plea, Guerriero admitted, among other things, that from approximately July 2013 through approximately July 2015, as CEO of Respondent, Guerriero conspired with others to defraud over 150 individuals and raised approximately $6.6 million from investors. Guerriero also admitted that the conspiracy occurred by means of materially false and fraudulent pretenses, as well as material omissions, to knowingly devise a scheme and artifice to defraud and to obtain money and property through the delivery of certain mail matter and through certain wire communications.

G.   On January 26, 2017, the District Court for the Southern District of Florida entered a Final Judgment against Respondent that: (1) permanently enjoins Respondent from future violations of, among other provisions, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; and (2) orders Respondent to pay disgorgement of $6.6 million.

H.   Respondent's April 2015 S-1 includes untrue statements of material fact and omits stating material facts necessary to make the statements therein not misleading. In the registration statement, Respondent describes itself as an international holding company owning "a diversified portfolio of academic institutions," including "CIT University in the US," which allegedly had "designed and completed their first Master's Degree Program in Sports Management." Respondent further describes arrangements CIT University made to develop an "online Master's Degree curriculum in Sports Management." These are material misstatements. In fact, Respondent is a shell company, which for years was operated for the sole purpose of enriching its CEO, Guerriero, who used a boiler room and other deceptive and aggressive sales tactics to sell Respondent's stock to unaccredited and unsophisticated investors.   Respondent's failure to disclose the existence of the boiler room and the company's primary purpose is a material omission. Moreover, Respondent does not, and never did, own a "diversified portfolio of academic institutions." Rather, respondent owned another Florida shell company that had no staff, no students, no master's degree programs, no accreditation, and no income.

I.   Respondent's February 2015 S-1 also contains untrue statements of material fact and omits stating facts necessary to make the statements therein not misleading. For instance, Respondent states that it owns "CIT University," which recently "completed the preparation of content for its' [sic] first degree program, the Masters [sic] Degree in Sports Management." These statements are false. No such online university or academic programs exist.

J.   Respondent's S-8 also contains untrue statements of material fact and omits stating facts necessary to make the statements therein not misleading. As an initial matter, the registration statement purportedly relates to the company's "Equity Incentive Plan." In fact, the company has never had an equity incentive plan. Additionally, Respondent's S-8 incorporates its Form 10-K for fiscal year 2015, which also contains untrue statements of material fact and omits stating material facts necessary to make the statements therein not misleading. Among other misstatements, Respondent falsely states that it "own[s] CIT University in the US, which has designed and completed their first Certificate Program, Associates [sic] Degree Program, Bachelors [sic] Degree Program, and Masters [sic] Degree Program in Sports Management, which they plan to partner with an accredited university to deliver the degree program globally online." In fact, there was no operating university and Respondent had not developed any such degree programs.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statements filed by the Respondent is suspended.

By the Commission.

Brent J. Fields
Secretary